Filed by Multilink Technology Corporation Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Multilink Technology Corporation

Commission File No. 000-31851

Contacts:  Richard Sawchak

Director of Investor Relations

FOR RELEASE	Tel (732) 537-3776
August 20, 2003	Fax (732) 537-3781

MULTILINK TECHNOLOGY CORPORATION SHAREHOLDERS APPROVE MERGER

Somerset, New Jersey U.S.A. – August 20, 2003 – Multilink Technology Corporation (Nasdaq: MLTC) announced today that, at a special meeting of shareholders held on August 19, 2003, its shareholders approved a merger agreement with Vitesse Semiconductor Corporation under which each share of Multilink Class A and Class B common stock will be converted into 0.5493 of a share of Vitesse common stock, and Multilink will become a wholly owned subsidiary of Vitesse. The merger is expected to close before the end of August 2003.

About Multilink Technology Corporation

Multilink Technology Corporation designs, develops and markets advanced-mixed-signal integrated circuits and VLSI products that enable the next generation of high-speed optical networking systems. By providing our customers with sophisticated products developed by utilizing our systems level expertise and a high level of component integration, we facilitate our customers’ ability to meet their time-to-market requirements. Our products span the markets from Ethernet and Storage Access to Long Haul optical transport equipment with a focus on the fastest commercially available speeds from 1 Gb/s to 10 Gb/s. Multilink is headquartered in Somerset, New Jersey.

About Vitesse Semiconductor Corporation

Vitesse is a leading designer and manufacturer of innovative silicon solutions and optical devices used in the networking, communications and storage industries worldwide. Vitesse works to specifically address the requirements of system designers and OEMs by providing high-performance, integrated products that are ideally suited for use in Enterprise, Access, Metro and Core applications. Additional company and product information is available at www.vitesse.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements that are based on our current expectations, estimates and projections about our industry, and reflect management’s beliefs and certain assumptions made by us based upon information available to us at this time. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will” and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Our Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Where You Can Find Additional Information:

SHAREHOLDERS OF MULTILINK TECHNOLOGY CORPORATION AND VITESSE SEMICONDUCTOR CORPORATION ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED BY VITESSE WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM MULTILINK TECHNOLOGY CORPORATION AND VITESSE SEMICONDUCTOR CORPORATION THROUGH THE CONTACTS LISTED BELOW.

Multilink Contact:

Richard Sawchak, Director of Investor Relations

Tel: (732) 537-3776    Fax: (732) 537-3781

Vitesse Contact:

Yatin Mody, Vice President Finance

Tel: (805) 388-3700    Fax: (805) 388-7565